L. Brent Stottlemyre
Senior Vice President, Controller and
Chief Accounting Officer
June 25, 2007
Ms. Jill Davis
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	SEC Comment Letter Dated June 12, 2007
Peabody Energy Corporation Form 10-K
For the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Response Letter Dated May 17, 2007
File No. 001-16463
Dear Ms. Davis:
     In response to staff comments, we offer the following:
Form 10-K for the Year Ended December 31, 2006
Note 1 Summary of Significant Accounting Policies, page F-6
Inventory, page F-8
1.	We note your response to our prior comment number three of our letter dated May 3, 2007 that indicates advance stripping costs related to post-production are “primarily” expensed as incurred. Please clarify your response to explain instances where you don’t expense such costs as incurred. Please refer to the guidance of paragraph 6 of EITF 04-6.
Response
     Based on discussions with the staff June 15, 2007, the use of “primarily” in our disclosure was simply intended to reflect the fact that the cost basis of produced coal inventory will include an element of advance stripping costs at any balance sheet date. We would propose to modify our disclosure as follows:
F-8 — As a result of the adoption of EITF Issue No. 04-6 on January 1, 2006, advance stripping costs are expensed as incurred except to the extent such costs are included as a component of inventory costs.

Ms. Jill Davis
Securities and Exchange Commission
June 25, 2007

2.	We note your response to our prior comments numbers four and five of our letter dated May 3, 2007. Please explain why you believe it is appropriate to capitalize initial box cuts or overburden removal associated with new pits within an existing mine that is in the production stage. Please note that the guidance of paragraph 6 of EITF 04-6 states that stripping costs incurred during the production phase of a “mine” are variable production costs.
Response
     We believe the cost of the initial box cut to remove overburden represents a development cost to bring an additional asset (the developed pit) into production. As noted in our May 17, 2007 response, the costs to remove overburden to develop additional pits that operate in a separate and distinct area of the mine (in many cases miles apart) would be capitalized as development costs and amortized over the life of the specific pit. Further, the development of a new pit would require us to recognize an asset retirement obligation that, consistent with existing accounting literature, dictates “Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability.” Existing accounting literature would suggest “the related long-lived asset” is the newly developed pit.
     As a member of the Mining Industry Working Group, Peabody participated in the deliberations and discussions concerning EITF 04-6. We, and others in that working group, do not believe the guidance of paragraph 6 of EITF 04-6 was intended to limit the initial capitalization of additional assets (pits) that may be developed at a mine. As you may already be aware, mining companies have previously requested clarification concerning terms included in EITF 04-6, and it would appear that additional clarification should be sought from the FASB staff and the Mining Industry Working Group with respect to this issue.
Property, Plant, Equipment and Mine Development, page F-9
3.	We note your response to prior comment six of our letter dated May 3, 2007. Included in the book value of coal reserves are mineral rights for leased coal interests including advance royalties and the net book value of these mineral rights was $3.5 billion at December 31, 2006. Please clarify which costs comprise the remaining net book value of coal reserves.
Response
     As discussed with the staff on June 15, 2007, the disclosure noted above stems from prior staff comments concerning mineral rights and the need to differentiate the carrying values associated the types of mineral rights and to comply with disclosures under EITF 04-2 which provides:
The Task Force reached a consensus on Issue 1 that mineral rights, as defined in this Issue, are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets. The Task Force also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements.

Ms. Jill Davis
Securities and Exchange Commission
June 25, 2007

     Because our mineral interests are generally held either in fee ownership or by lease interest, our disclosure was written to only distinguish the carrying value associated with leased coal interests. Based on the staff comments, we would propose the following disclosure to clarify the respective carrying values of our coal interests:
F-9 — Included in the book value of coal reserves are mineral rights for leased coal interests including advance royalties and the net book value of these mineral rights was $3.5 billion and $2.1 billion at December 31, 2006 and 2005, respectively. The remaining net book value of our coal reserves of $1.7 billion and $1.6 billion, at December 31, 2006 and 2005 respectively, relates to coal reserves held by fee ownership.
4.	Please modify your accounting policy that is included as part of your audited financial statements to address that your reserve estimates include reductions for recoverability factors.
Response
     We would suggest the following disclosure:
F-9 — Depletion of coal reserves and amortization of advance royalties is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.
5.	We note your response to our prior comment numbers seven and eight of our letter dated May 3, 2007. Please clarify your accounting policy associated with drilling and study costs incurred to convert or upgrade mineral resources, including measured, indicated and inferred resources to reserves. Please note, that we believe all drilling and study costs associated with in-fill, step-out, condemnation, geotechnical and confirmation drilling should be expensed as incurred. Please contact us to discuss.
Response
     Based on discussion with the staff June 15, 2007, we confirm that Peabody expenses drilling and study costs incurred to convert or upgrade mineral resources, including measured, indicated and inferred resources to reserves. We would propose the following disclosure:
Costs incurred to maintain current production capacity at a mine and exploration expenditures are charged to operating costs as incurred, including costs related to drilling and study costs incurred to convert or upgrade mineral resources to reserves.
Note 4 Business Combinations, page F-16
6.	We note your response to our prior comment number nine that indicates resulting goodwill will be allocated to your Australian operating segment. We re-issue that portion of our prior comment that requested you to address the goodwill allocation to your reporting units and

Ms. Jill Davis
Securities and Exchange Commission
June 25, 2007

whether you consider an individual operating mine to constitute a reporting unit. Please refer to paragraph 30 of SFAS 142 and EITF 04-4.
Response
     We understand the provisions noted in paragraph 30 of SFAS 142 and EITF 04-4, and recognize under EITF 04-4 that “goodwill should be allocated to reporting units and an individual operating mine may constitute a reporting unit.” We expect to receive a final valuation report and complete our purchase allocation during Q3 2007 at which time any resulting goodwill will be allocated to reporting units as determined under SFAS 142 and EITF 04-4. We welcome further discussion with the staff related to goodwill allocations in advance of making our final purchase price allocations.
Other Matters
     As discussed with the staff on June 15, 2007, we have noted that certain of our reserve table summary totals on pages 46 and 47 do not correctly foot, and we are submitting changes to those tables.
     We appreciate your consideration of these comments, and should you need additional clarification or assistance please contact Brent Stottlemyre at 314-342-7557.

Sincerely,
/s/ L. Brent Stottlemyre
L. Brent Stottlemyre
Senior Vice President, Controller and Chief Accounting Officer

      The following chart provides a summary, by mining complex, of production for the years ended December 31, 2006 and 2005 and 2004, tonnage of coal reserves that is assigned to our operating mines, our property interest in those reserves and other characteristics of the facilities.
PRODUCTION AND ASSIGNED RESERVES(1)
(Tons in millions)

					Sulfur Content(2)				As of December 31, 2006
	Production
					<1.2 lbs.	>1.2 to 2.5 lbs.	>2.5 lbs.	As	Assigned
	Year Ended	Year Ended	Year Ended		sulfur dioxide	sulfur dioxide	sulfur dioxide	Received	Proven and
Geographic Region/Mining	Dec. 31,	Dec. 31,	Dec. 31,	Type of	per	per	per	Btu per	Probable
Complex	2006	2005	2004	Coal	Million Btu	Million Btu	Million Btu	pound(3)	Reserves	Owned	Leased	Surface	Underground

Appalachia:
Federal	4.6	4.1	4.9	Steam	—	—	31	13,300	31	11	20	—	31
Big Mountain	2.0	1.9	1.9	Steam	4	30	—	12,300	34	—	34	—	34
Kanawha Eagle(4)	1.9	—	—	Steam/Met.	31	22	—	13,100	53	—	53	—	53
Harris	1.6	2.0	3.0	Steam/Met.	5	3	—	13,800	8	—	8	—	8
Rocklick	2.2	2.6	2.0	Steam/Met.	5	7	1	13,100	13	—	13	3	10
Wells	2.3	2.6	2.6	Steam/Met.	20	29	—	12,800	49	—	49	—	49

Total	14.6	13.2	14.4		65	91	32		188	11	177	3	185
Midwest:
Highland	3.7	3.8	3.2	Steam	—	—	88	11,400	88	31	57	—	88
Patriot	3.9	4.2	4.1	Steam	—	—	41	10,800	41	4	37	3	38
Air Quality	2.2	2.1	1.8	Steam	—	25	33	10,700	58	5	53	—	58
Riola/ Vermilion Grove	1.7	2.3	2.3	Steam	—	—	19	10,500	19	—	19	—	19
Miller Creek	1.6	1.0	0.9	Steam	—	2	28	10,000	30	29	1	30	—
Francisco Surface	2.0	1.8	2.1	Steam	—	—	6	10,500	6	2	4	6	—
Francisco Underground	1.1	1.2	0.9	Steam	—	—	22	10,600	22	3	18	—	22
Farmersburg	3.8	3.8	4.2	Steam	1	11	95	10,300	107	93	14	107	—
Somerville Central	3.5	3.4	3.2	Steam	—	—	4	10,300	4	2	2	4	—
Somerville — North	2.4	2.4	2.1	Steam	—	—	7	10,500	7	6	1	7	—
Somerville — South	2.5	2.4	2.0	Steam	—	—	14	10,000	14	8	6	14	—
Viking	1.5	1.5	1.5	Steam	—	1	7	10,700	8	—	8	8	—
Wildcat Hills Surface/Underground	2.4	2.6	2.7	Steam	—	—	10	10,300	10	5	5	10	—
Willow Lake	3.6	3.7	3.4	Steam	—	—	64	11,200	64	48	17	—	64
Gateway	2.6	0.5	—	Steam	—	—	20	10,300	20	20	—	—	20
Dodge Hill	1.1	1.2	1.2	Steam	—	—	8	11,100	8	3	5	—	8

Total	39.6	37.9	35.6		1	39	466		506	259	247	189	317
Powder River Basin:
North Antelope/ Rochelle	88.6	82.7	82.5	Steam	1,171	—	—	8,800	1,171	—	1,171	1,171	—
Caballo	32.8	30.5	26.5	Steam	787	122	22	8,600	931	—	931	931	—
Rawhide	17.0	12.4	6.9	Steam	290	62	55	8,600	407	—	407	407	—

Total	138.4	125.6	115.9		2,248	184	77		2,509	—	2,509	2,509	—
Southwest/ Colorado:
Black Mesa	—	3.9	4.8	Steam	10	1	—	10,600	11	—	11	11	—
Kayenta	8.2	8.2	8.2	Steam	185	82	3	11,000	270	—	270	270	—
Lee Ranch	5.5	5.3	5.8	Steam	20	123	12	10,000	155	88	67	155	—
Twentymile	8.6	9.4	6.4	Steam	73	—	—	10,800	73	14	59	—	73
Seneca	—	1.1	1.5	Steam	—	—	—	NA	—	—	—	—	—

Total	22.3	27.9	26.7		288	206	15		509	102	407	436	73

45

					Sulfur Content(2)				As of December 31, 2006
	Production
					<1.2 lbs.	>1.2 to 2.5 lbs.	>2.5 lbs.	As	Assigned
	Year Ended	Year Ended	Year Ended		sulfur dioxide	sulfur dioxide	sulfur dioxide	Received	Proven and
Geographic Region/Mining	Dec. 31,	Dec. 31,	Dec. 31,	Type of	per	per	per	Btu per	Probable
Complex	2006	2005	2004	Coal	Million Btu	Million Btu	Million Btu	pound(3)	Reserves	Owned	Leased	Surface	Underground

Australia:
North Goonyella/ Eaglefield	2.2	2.1	1.7	Met.	48	—	—	12,800	48	—	48	2	46
Metropolitan	0.4	—	—	Met.	40	—	—	12,700	40	—	40	—	40
Wilkie Creek	2.0	1.9	1.4	Steam	223	—	—	10,800	223	—	223	223	—
Chain Valley (80.0%)(5)	0.2	—	—	Steam	17	—	—	11,900	17	—	17	—	17
Wambo Open Cut(4)	1.2	—	—	Steam	106	—	—	12,400	106	—	106	106	—
Burton (95.0%)(5)	4.3	4.4	3.2	Steam/Met.	38	—	—	12,400	38	—	38	38	—
Baralaba(4)	0.2	—	—	Steam/Met.	—	2	—	12,200	2	—	2	2	—
Wilpinjong	0.3	—	—	Steam	—	165	—	9,900	165	—	165	165	—
Millennium(4)	0.1	—	—	Met.	26	—	—	12,800	26	—	26	26	—

Total	10.9	8.4	6.3		498	167	—		665	—	665	562	103

Total	225.8	213.0	198.9		3,100	687	590		4,377	372	4,005	3,699	678

46

     The following chart provides a summary of the amount of our proven and probable coal reserves in each U.S. state and Australia state, the predominant type of coal mined in the applicable location, our property interest in the reserves and other characteristics of the facilities.
ASSIGNED AND UNASSIGNED PROVEN AND PROBABLE COAL RESERVES
As of December 31, 2006
(Tons in millions)

							Sulfur Content(2)

							<1.2 lbs.	>1.2 to 2.5 lbs.	>2.5 lbs.	As
	Total Tons		Proven and				sulfur dioxide	sulfur dioxide	sulfur dioxide	Received	Reserve Control		Mining Method
			Probable			Type of	per	per	per	Btu per
Coal Seam Location	Assigned	Unassigned	Reserves(6)	Proven	Probable	Coal	Million Btu	Million Btu	Million Btu	pound(3)	Owned	Leased	Surface	Underground

Appalachia:
Ohio	—	25	25	19	6	Steam	—	—	25	11,300	25	—	—	25
West Virginia	188	342	530	310	220	Steam/Met.	141	190	199	13,000	224	306	15	515

Appalachia	188	367	555	329	226		141	190	224		249	306	15	540
Midwest:
Illinois	113	2,292	2,405	1,190	1,215	Steam	5	38	2,362	10,400	2,195	210	78	2,327
Indiana	255	353	608	410	198	Steam	1	40	567	10,300	402	206	258	350
Kentucky	138	1,019	1,157	622	535	Steam	—	1	1,156	10,800	673	484	105	1,052

Midwest	506	3,664	4,170	2,222	1,948		6	79	4,085		3,270	900	441	3,729
Powder River Basin:
Montana	—	162	162	158	4	Steam	15	117	30	8,600	67	95	162	—
Wyoming	2,509	796	3,305	3,226	79	Steam	3,020	183	102	8,700	—	3,305	3,305	—

Powder River Basin	2,509	958	3,467	3,384	83		3,035	300	132		67	3,400	3,467	—
Southwest/ Colorado:
Arizona	281	—	281	281	—	Steam	195	83	3	10,900	—	281	281	—
Colorado	73	154	227	165	62	Steam	139	—	88	10,600	43	184	—	227
New Mexico	155	544	699	636	63	Steam	91	344	264	9,200	617	82	699	—

Southwest	509	698	1,207	1,082	125		425	427	355		660	547	980	227
Australia:
New South Wales	328	138	466	253	213	Steam/Met.	466	—	—	12,400	—	466	271	195
Queensland	337	—	337	104	233	Steam/Met.	335	2	—	11,200	—	337	291	46

Australia	665	138	803	357	446		801	2	—		—	803	562	241

Total Proven and Probable	4,377	5,825	10,202	7,374	2,828		4,408	998	4,796		4,246	5,956	5,465	4,737

47